                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                           SEC FILE NUMBER   0-23607
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

(Check One):     [X]  Form 10-K    [ ]  Form 20-F     [ ]  Form 11-K    [ ]  Form 10-Q     [ ]  Form N-SAR

      For Period Ended:    DECEMBER 31, 1997

      [ ]   Transition Report on Form 10-K         [ ]  Transition Report on Form 10-Q
      [ ]   Transition Report on Form 20-F         [ ]  Transition Report on Form N-SAR
      [ ]   Transition Report on Form 11-K
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          For the Transition Period Ended:______________________________________

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:___________________
________________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:  APPLIED VOICE RECOGNITION, INC. (THE "COMPANY")

Former Name if Applicable:

                         4615 POST OAK PLACE, SUITE 111
           Address of Principal Executive Office (Street and Number)

                              HOUSTON, TEXAS 77027
                            City, State and Zip Code
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                                    PART II
                            RULES 12B-25 (B) AND (C)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the
following should be completed. (Check box if appropriate.)   [X]

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

          State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).


          The Company recently signed a letter of intent with Voice-It Worldwide, Inc. ("Voice It") which expired by its own terms on March 31, 1998. Many of the Company's key officers involved in preparing the Company's financial statements and filings under the Securities Exchange Act of 1934 have been heavily involved in the merger negotiations with and due diligence review of Voice It over the last few weeks. Accordingly, the Company has not completed its financial statements and other disclosure covering the previous year, and is, therefore, unable to file a Form 10-KSB within the prescribed time period without unreasonable effort or expense.


                                    PART IV
                               OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification

             WILLIAM T. KENNEDY       713                 621-5678
                  (Name)          (Area Code)         (Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [X] Yes     [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [X] Yes     [ ] No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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          EXPLANATION. For the fiscal year ended December 31, 1996, the Company realized $374,697 in net sales and incurred $404,875 in net losses. It is estimated that the Company will realize approximately $2,100,000 in sales for the fiscal year ended December 31, 1997 and will incur approximately $3,600,000 to $4,000,000 in net losses for the period.

The increase in sales is attributable to the introduction of the Company's "continuous speech" version of its voice recognition software which stimulated higher sales than the Company's previous "discreet speech" version of its product. The estimated increase in the net losses over the prior period is due to the development, sales and marketing and administrative expenses associated with introducing the new version of the product to the marketplace.

                        APPLIED VOICE RECOGNITION, INC.

                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

  Date:  March 31, 1998             By:       /s/ William T. Kennedy
                                       ----------------------------------------
                                                   William T. Kennedy,
                                                   Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION

  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).
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